EXHIBIT 99.1

News Release

TELUS International launches IPO roadshow

January 25, 2021

Vancouver, Canada – TELUS International, a subsidiary of TELUS Corporation (TSX: T; NYSE: TU), today announced it has launched a roadshow for the initial public offering (IPO) of its subordinate voting shares.

TELUS International is offering 33.33 million of its subordinate voting shares in the IPO, including 21.93 million from treasury and 11.40 million from TELUS Corporation (TELUS) and Baring Private Equity Asia, its selling shareholders. The underwriters will also have a 30-day option to purchase up to 5.0 million additional subordinate voting shares at the IPO price, less underwriting discounts and commissions. The IPO price is currently expected to be between US$23 and US$25 per share. TELUS International will list its subordinate voting shares on the New York Stock Exchange and Toronto Stock Exchange under the ticker symbol “TIXT”.

Following the IPO, TELUS is expected to hold approximately 66.6% of the combined voting power of TELUS International (68.0% if the underwriters’ over-allotment option is exercised in full) and Baring Private Equity Asia is expected to hold approximately 31.5% of the combined voting power of TELUS International (29.9% if the underwriters’ over-allotment option is exercised in full).

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC will act as joint lead book-running managers for the IPO. Barclays, BofA Securities and CIBC Capital Markets will act as book-running managers.

The IPO will be made only by means of a prospectus. When available, a copy of the preliminary prospectus related to the offering may be obtained from: J.P. Morgan Securities LLC,

c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling (888) 603-5847, or by email at barclaysprospectus@broadridge.com; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; or CIBC Capital Markets, 22 Front Street West, Mailroom, Toronto, ON, M5J 2W5, by telephone at (416) 956-3636, or by email at michelene.dougherty@cibc.ca.

The prospectus relating to the proposed IPO of subordinate voting shares has been filed with the SEC but has not yet become effective. The preliminary prospectus contains important information relating to the subordinate voting shares and is still subject to completion or amendment. The subordinate voting shares may not be sold nor may offers to buy be accepted prior to the time the prospectus becomes effective and a receipt for the final prospectus has been issued by the Canadian regulatory authorities.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of TELUS International, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The IPO is subject to market conditions, and there can be no assurance as to whether or when the IPO may be completed, or as to the actual size or terms of the IPO.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $15.3 billion in annual revenue and 15.7 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada's largest healthcare IT provider. TELUS International is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Their services support the full lifecycle of their clients’ digital transformation journeys and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

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About TELUS International
TELUS International designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions and capabilities span digital strategy, innovation, consulting and design, digital transformation and IT lifecycle solutions, and omnichannel CX solutions that include content moderation, trust and safety solutions and other managed solutions. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality. Learn more at: telusinternational.com.

Investor Relations

Ian McMillan

(604) 695-4539

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com

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